                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                            -------------------------

                         COMMISSION FILE NO. ___________

                              SCANVEC-AMIABLE, LTD.
                        --------- ----------------------
             (Exact name of registrant as specified in its charter)

             Israel                                      00-0000000-00
-------------------------------                ---------------------------------
(State or other jurisdiction of                (IRS Employer Identification No.)
 Incorporation or Organization)

                       International Plaza Two, Suite 625
                      Philadelphia, Pennsylvania 19113-1518
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)

                                 (610) 521-6300
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                           NOTIFICATION OF LATE FILING

  (Check One): |X| Form 10-KSB   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
                      |_| Form N-SAR

For Period Ended: December 31, 2000
                  -----------------
|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-K          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
   For the Transition Report Ended: ________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   N/A

         An index of Exhibits to this Form 12b-25 is included on page 5 hereof. There are 10 pages in this Form 12b-25.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    Scanvec-Amiable, Ltd.
                           -----------------------------------------------------

Former name if applicable:                  Scanvec Co. (1990) Ltd.
                           -----------------------------------------------------

Address of principal executive office
  (Street and number):               International Plaza Two, Suite 625
                           -----------------------------------------------------

City, state and zip code:           Philadelphia, Pennsylvania 19113-1518
                           -----------------------------------------------------

                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

|X|      (a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The registrant has not been able to complete its Annual Report on Form 10-KSB within the prescribed period without unreasonable effort and expense because (1) the Accountant's report to be included in the Form 10-KSB is not yet complete due to complexities with incorporating financial information of one of the registrant's foreign subsidiaries into the registrant's consolidated financial statements (see Exhibit A attached hereto), and (2) the registrant's status as a foreign private issuer under Rule 3b-4 of the Exchange Act has changed as of a recent date to that of a domestic issuer, and the additional information required to be disclosed in Form 10-KSB as compared to a Form
20-F, which the registrant has heretofore filed with the Commission for each fiscal year since becoming a reporting company, has delayed the preparation of its Form 10-KSB. The registrant contemplates being able to provide the Commission with its completed Report on Form 10-KSB within 15 days following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Neil K. Haimm, III, Esq.                                   (610) 993-2219
------------------------                             ---------------------------
         (Name)                                      (Area Code) (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                    Yes x No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
                                                                   Yes x  No |_|

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
(See Exhibit B attached hereto)

                              Scanvec-Amiable, Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2001            By  /s/ Gerald J. Kochanski
                                    --------------------------------------------
                                    Gerald J. Kochanski, Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                        Index of Exhibits to Form 12b-25

Exhibit A         Statement of Accountants' Re: Audit Report Incomplete
Exhibit B         Explanation of Anticipated Change in Results of Operations

                            Exhibit A to Form 12b-25



April 2, 2001
Securities and Exchange Commission
Washington, D.C. 20549



    Re: Scanvec-Amiable, Ltd. - Financial Statements as of December 31, 2000
    ------------------------------------------------------------------------




As the auditors of the company, and at the company's request, we would like to inform you that the audit report of our firm related to the financial statements of Scanvec-Amiable, Ltd. as of December 31, 2000 is not yet completed.








                                   Yours Truly,

                                   By /s/ Kost, Forer and Gabbay
                                      --------------------------
                                      KOST, FORER and GABBAY
                                      Certified Public Accountants (Israel)
                                      Members of Ernst&Young International, Ltd.

                            Exhibit B to Form 12b-25
              Explanations of changes between Fiscal 1999 and 2000


Scanvec Amiable Inc., International Plaza Two, Suite 625, Philadelphia. PA. USA.
Tel: 610-521-6300 Fax: 610-521-0111
--------------------------------------------------------------------------------

CONTACT: Gerald J.Kochanski
         Vice President and CFO
         Tel: +610-521-6300                                FOR IMMEDIATE RELEASE

News Release

     Scanvec Amiable Ltd. Announces Results for the Fourth Quarter of 2000


PHILADELPHIA, PA --(BUSINESS WIRE)--March 12, 2001--Scanvec Amiable Ltd. (OTC:
SVECF - news) today announced a net profit of $.2 millon or $0.03 per share for the fourth quarter ended December 31, 2000, compared to a net loss of $3.1 million or $0.46 per share, reported for the same period last year. Revenue for the fourth quarter of 2000 increased to $4.6 million from $4.0 million for the same period in 1999.

The company announced a net profit of $.7 million or $0.11 per share for the year ended December 31, 2000 compared to a net loss of $5.1 million or $0.75 per share reported for the same period last year. Revenue for the year ended December 31, 2000 was $17.2 million, down from $17.4 million for the same period in 1999.

Total operating expenses for the fourth quarter decreased by 25% to $3.1 million compared to $4.2 million for the same period in 1999. Total operating expenses for the year ended December 31, 2000 decreased by 23% to $12.5 million compared to $16.2 million reported for the same period last year.

Dr. Ramon Harel, President & CEO of Scanvec Amiable, stated "We are pleased that the company successfully rebounded following the losses of 1999 and that the company posted a profit in all four quarters of 2000. The profit we achieved in 2000 was the result of a strategic effort to reorganize the company and reduce operating expenses, which was one of the major objectives of the merger between Scanvec and Amiable Technologies. In addition, it is important to note that a positive trend of increasing sales was exhibited in the second half of 2000. Sales in the second half of 2000 which approximated $9.0 million exceeded sales during the same period of the previous year by 10%. Meanwhile, the company has invested more heavily in engineering & product development, which will allow us to introduce new products and expand OEM business opportunities in 2001 and beyond."

                              About Scanvec Amiable

Established in 1988, Scanvec Amiable is a supplier of engineering-based, easy to use software applications for the CAD (Computer Aided Design) industry and printing industries. Scanvec Amiable's products provide leading edge color management and cutting technologies as well as Adobe Postscript(R) support. The company's worldwide presence has enabled them to develop strong strategic partnerships with global industry leaders and provide extensive driver support for multiple technologies and languages. As the recognized global leader in the development, integration and implementation of software for the sign making, digital imaging and engraving industries, Scanvec Amiable's commitment is to provide its customers with exceptional software solutions and the highest quality of service possible. Scanvec Garment Systems (SGS) is a subsidiary that develops and markets software solutions to the textile and garment industries. Headquartered in Philadelphia PA, USA, Scanvec Amiable has additional offices in Israel, Belgium, Germany and China. For more information, visit Scanvec Amiable at http://www.ScanvecAmiable.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company's dependence on a limited number of products, uncertainty of market acceptance, an limited number of customers, as well as risks of downturns in economic conditions generally, and in the health care industry specifically, risks associated with competition and competitive pricing pressures, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

SCANVEC AMIABLE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

                                                                  December 31, 2000   December 31, 1999
                                                                  -----------------   -----------------
                                                                      (Audited)           (Audited)
                                                                  -----------------   -----------------

ASSETS

CURRENT ASSETS                                                         $5,243              $4,963

SEVERANCE PAY FUND                                                     $  300              $  271

FIXED ASSETS, NET                                                      $  949              $  987

OTHER ASSETS, NET                                                      $  610              $  210
                                                                       ------              ------

                                                                       $7,102              $6,431
                                                                       ======              ======

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITES                                                     $4,038              $4,306

LONG-TERM LIABILITIES                                                  $  932              $  792

SHAREHOLDERS' EQUITY                                                   $2,132              $1,333
                                                                       ------              ------

                                                                       $7,102              $6,431
                                                                       ======              ======


SCANVEC AMIABLE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

                                                     Twelve months ended December 31,       Three months ended December 31,
                                                     --------------------------------       -------------------------------
                                                         2000               1999                2000                1999
                                                      ---------          ---------           ---------           ---------
Sales                                                 $  17,171          $  17,370           $   4,571           $   4,047
Cost of sales                                             4,000              6,174               1,204               2,951
                                                      ---------          ---------           ---------           ---------
Gross Profit                                             13,171             11,196               3,367               1,096
                                                      ---------          ---------           ---------           ---------

Research and developments costs, net                      4,414              4,205                 956                 900

Selling and marketing expenses, net                       4,566              6,244               1,171               1,746
General and administrative expenses                       3,470              5,783               1,010               1,555
Merger and Reorganization                                     0                  0                   0                   0
                                                      ---------          ---------           ---------           ---------
Operating Income (loss)                                     721             (5,036)                230              (3,105)
Financial income (expenses), net                             (3)               (20)                  4                 (19)
                                                      ---------          ---------           ---------           ---------
Income (loss) before taxes on income                        718              (5056)                234              (3,124)
Taxes on income                                               0                  0                   0                   0
                                                      ---------          ---------           ---------           ---------
Net income (loss)                                     $     718          $  (5,056)          $     234           $  (3,124)
                                                      =========          =========           =========           =========
Basic and diluted earnings (loss) per share           $    0.11          $   (0.75)          $    0.03           $   (0.46)

Weighted average number of shares                     6,770,000          6,770,000           6,770,000           6,770,000
                                                      =========          =========           =========           =========

                                      -9-